Michael A. Conza

Direct Phone: 617.951.8459

Direct Fax: 617.345.5071

mike.conza@bingham.com

May 8, 2012

VIA EDGAR AND FEDERAL EXPRESS

Mark P. Shuman

Branch Chief

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-0404

Re:	KAYAK Software Corporation
Amendment No. 11 to Registration Statement on Form S-1
File No. 333-170640

Dear Mr. Shuman:

On behalf of our client, KAYAK Software Corporation, a Delaware corporation (the “Company”), submitted herewith please find Amendment No. 11 to the Registration Statement on Form S-1, File No. 333-170640, of the Company (as amended, the “Registration Statement”). The Registration Statement has been revised to respond to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that were contained in your letter dated May 4, 2012 (the “Comment Letter”) and to effect updating and other changes. Enclosed in the federal express package to assist in your review please find a black-lined version of the Registration Statement, marked to show the changes against Amendment No. 10 as filed on April 20, 2012.

Set forth below are the responses of the Company to the comments in the Comment Letter. For ease of reference our responses are numbered to correspond to the comment numbers in the Comment Letter and each comment contained in the Comment Letter is printed below in italics and is followed by the response of the Company.

General

1.	We are in receipt of your amended request for confidential treatment (CF No. 26024) submitted on April 23, 2012. We will issue any comments we may have on this amendment under separate cover. As you are aware, any comments relating to this amended request will need to be resolved prior to the requested date of effectiveness.

We note the Staff’s comment and respectfully submit that the Company will resolve any Staff comments regarding the confidential treatment request prior to requesting effectiveness of the Registration Statement.

2.	We note the disclosure added throughout the registration statement regarding the anticipated “concurrent private placements.” Please revise such disclosures

Mark P. Shuman

May 8, 2012

where appropriate, including in the compensation committee interlocks and related party transactions sections, to provide context and express more clearly the rationale for the agreement to issue these securities and the related transactions. Expand your description of the benefits to the company and to the preferred stockholders involved, respectively.

In this regard, we note your statement on page 80 that the “effect of such election and amendments is, among other things, to cause all shares of [y]our convertible preferred stock to convert into shares of Class B common stock concurrently with the closing of any initial public offering..., regardless of the initial public offering price in such offering.” If accurate, in order to provide context, explain that certain of your existing stockholders were not obligated to convert their preferred shares into Class B common stock unless the IPO price was at least $31.09/share (among other conditions), as provided in your stockholders’ agreement, and that these transactions were entered into to compensate these stockholders for their agreement to consent to conversion in the event that the IPO per-share price is lower than the trigger price, thereby permitting the company to conduct its IPO with the contemplated resulting capital structure.

We note the Staff’s comment and respectfully submit that the Company has revised its disclosure on pages 83, 110 and 135 of the Registration Statement to provide greater context for the Company’s rationale for entering into the Election and Amendment Agreement, and the benefit to the Company achieved thereby.

We note that the Staff also requested that we describe the benefits to the preferred stockholders under the Election and Amendment Agreement. We respectfully submit that the Company is not in a position to opine on the benefits of the transactions from the perspective of the preferred stockholders. The Company can only assume that each preferred stockholder party to the Election and Amendment Agreement, in determining whether or not to execute the agreement, made an independent analysis of its perception of the benefits and detriments to such stockholder of the amendments, elections, waivers and concurrent private placements contemplated by that agreement. The Company is neither privy to any such independent analysis, nor to the individual perspective of such stockholders, and accordingly any statement by the Company regarding the same would merely be speculation.

Prospectus Summary

Our Growth Strategy, page 4

3.	Please provide support for the assertion in your revised disclosure here and in your business disclosure that you “benefit from an increase in completed

Mark P. Shuman

May 8, 2012

transactions” as a result of the capability for consumers to make hotel reservations on your U.S. website, and more recently through mobile applications and across other geographies.

We note the Staff’s comment and respectfully submit that the Company has revised pages 4 and 65 of the Registration Statement to clarify that the benefit achieved by the Company through its booking path capability is that such transactions earn revenue for the Company at a higher rate.

Risk Factors, page 11

General

4.	We note from disclosure on your prospectus cover page that you are an emerging growth company as defined in the Jumpstart Our Business Startups Act. We further note from your disclosures elsewhere that you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the JOBS Act. Please revise your prospectus to provide the following additional disclosures:

•	Describe how and when a company may lose emerging growth company status; and

•

State in your risk factor disclosure that, as a result of your election under Section 102(b)(1) of the JOBS Act, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

We note the Staff’s comment and respectfully submit that the Company has revised its disclosure on pages 19 and 59 of the Registration Statement to indicate how and when a company may lose emerging growth status and on pages 26 and 60 to indicate that our financial statements may not be comparable to companies that comply with public company effective dates.

“Our internal controls over financial reporting...,” page 25

5.

The first paragraph of this risk factor could be read to suggest that if you opt to rely on the exemptions provided in the JOBS Act, you will not be required to comply with the requirement that management provide a formal assessment of the effectiveness of your internal control over financial reporting until you cease to be an emerging growth company. Please revise for clarity to distinguish between the requirements relating to management’s assessment and those relating to auditor attestation. We note in this regard your disclosure in the ensuing risk factor that as an emerging growth company under the JOBS Act, you are not required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002. Please discuss when you expect to

Mark P. Shuman

May 8, 2012

be required to conduct and disclose management’s assessment of your internal controls over financial reporting.

We note the Staff’s comment and respectfully submit that the Company has revised its disclosure on page 25 of the Registration Statement to indicate the time at which Sections 302 and 404 shall be applicable to the Company.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Revenues, page 40

6.	We note from your response to prior comment 5 that you manage the business to maximize revenues per thousand queries which may be accomplished through distribution, advertising or both, and that management presents revenue as one line item to the board of directors. Please tell us how revenue is reported to your principal executive and financial officers and clarify whether these officers manage the company’s business based on one consolidated revenue line item or based on advertising and distribution revenues separately.

We note the Staff’s comment and respectfully submit that the Company’s senior management team reviews revenues on a consolidated top line basis. In addition, the Company’s Chief Commercial Officer, Chief Financial Officer and Chief Executive Officer also receive highly detailed financial statements that include revenue and revenue per thousand queries (RPM) by product for all of the Company’s products. These select members of the management team will then review each of these line items in an effort to maximize performance for each of these products; however, their review is focused on each individual product (e.g. air, hotel, car, cruise, inline ads, booking bubble, etc.) without regard to whether such revenue is distribution or advertising revenue. In other words, while these members of the management team do receive a detailed revenue breakdown, this breakdown is not reviewed on a distribution versus advertising basis, and instead is analyzed for achieving the highest overall RPM within each product category. Furthermore, and as mentioned above, at such time as the Company’s financial statements are reviewed by the board and the management team as a whole, such review and evaluation is performed on a top line basis.

Critical Accounting Policies and Estimates

Common Stock Valuations, page 48

7.

We note that for options granted in August and October 2011, the underlying fair value of your common stock was determined by your board of directors to be $25.50 per share. Please revise to discuss the significant factors considered, assumptions made, and methodologies used in determining the fair value of the

Mark P. Shuman

May 8, 2012

underlying stock and instruments granted on these dates that resulted in the increase in fair value, as well as the reasons for the decrease in the fair value subsequent to October 2011.

We note the Staff’s comment and respectfully submit that page 57 of the Registration Statement has been revised in response to the Staff’s comment to more fully describe the reason for the decrease in the fair market value of the Company’s common stock from August and October 2011. The Company further notes that it shall provide in a future amendment to its Registration Statement additional disclosure in describing how the Company determined the fair market value of its common stock in August and October 2011.

8.	We note that you granted 463,000 options to purchase shares of your common stock subsequent to December 31, 2011. For these options and any other share-based equity awards granted subsequent to the most recent balance sheet date presented in the registration statement, please revise your disclosure to include the expected impact the additional awards will have on your financial statements. Please continue to update your disclosures for all share-based equity awards granted subsequent to this request through the effective date of the registration statement.

We note the Staff’s comment and respectfully submit that the Company has revised page F-32 of the Registration Statement to reflect the Staff’s comment.

We would appreciate the opportunity to discuss any remaining questions or concerns with you at your convenience. I can be reached at 617-951-8459.

Sincerely,

/s/ Michael A. Conza

Michael A. Conza

cc:	David Edgar, U.S. Securities and Exchange Commission

Patrick Gilmore, U.S. Securities and Exchange Commission

Daniel Stephen Hafner, KAYAK Software Corporation

Karen Ruzic Klein, KAYAK Software Corporation

Melissa W. Reiter, KAYAK Software Corporation

Paul M. English, KAYAK Software Corporation

David W. Mason, KAYAK Software Corporation

Richard D. Truesdell, Jr., Davis Polk & Wardwell LLP

Elizabeth E. Larcano, Bingham McCutchen LLP

Priya C. Howell, Bingham McCutchen LLP